Exhibit 99.4

REDEMPTION AND SHARE CANCELLATION AGREEMENT

This REDEMPTION AND SHARE CANCELLATION AGREEMENT (this “Agreement”) is made and entered into as of July 25, 2025 (the “Effective Date”), by and among:

Color Star Technology Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands with its principal office at 80 Broad Street, 5th Floor, New York NY 10005 (“Company”);

BTC KZ, a company organized under the laws of Kazakhstan with its principal office at Abish Kekilbayuly Street, 34, 3-05, Bostandyk District, Almaty, Kazakhstan 050060 (“BTC KZ”); and

Ulife Media and Production International Limited, a company organized under the laws of Hong Kong and a wholly owned subsidiary of BTC KZ, with its principal office at Workshop 72 11/F Tak King,, Industrial Building 27 Lee Chung Street, Chai Wan, K3, 999077 (“ULife”).

RECITALS

WHEREAS, the Company previously issued 16,250,000 restricted Class A ordinary shares (the “Shares”) to ULife as part of the consideration under that certain Purchase and Sale Agreement dated February 26, 2025 (the “Purchase Agreement”);

WHEREAS, the parties now desire to redeem and cancel the Shares and unwind that portion of the consideration, as part of the restructuring of the transaction contemplated under the Purchase Agreement and the replacement of the share consideration with a secured term loan pursuant to that certain Secured Term Loan Agreement dated July 25, 2025;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.	Redemption and Cancellation of Shares. ULife hereby agrees to redeem and cancel, and the Company agrees to redeem and treat as cancelled, the 16,250,000 Class A ordinary shares previously issued to ULife. Such Shares shall be redeemed and cancelled as of the Effective Date. ULife agrees and acknowledge that it will not have any right to claim ownership in the Shares following the Effective Date.

2.	Representations and Warranties.

a)	Each party represents and warrants that it has the full power and authority to enter into this Agreement.

b)	ULife represents that it is the sole legal and beneficial owner of the Shares, free and clear of any liens or encumbrances.

3.	Further Assurances. The parties agree to take all actions reasonably necessary to effectuate the purposes of this Agreement, including the execution and delivery of any additional documents or instructions to the Company’s transfer agent.

4.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

5.	Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior understandings or agreements.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Redemption and Share Cancellation Agreement as of the date first written above.

Color Star Technology Co., Ltd.

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	CEO

BTC KZ

By:	/s/ James Chen
Name:	James Chen
Title:	Shareholder

Ulife Media and Production International Limited

By:	/s/ Chi Hang Mok
Name:	Chi Hang Mok
Title:	Director